Exhibit 99.1

Date: March 31, 2016	530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: AURINIA PHARMACEUTICALS INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	April 22, 2016
Record Date for Voting (if applicable) :	April 22, 2016
Beneficial Ownership Determination Date :	April 22, 2016
Meeting Date :	June 08, 2016
Meeting Location (if available) :	Vancouver BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON NEW	05156V102	CA05156V1022

Sincerely,

Computershare
Agent for AURINIA PHARMACEUTICALS INC.